August 7, 2023

VIA EDGAR

Jeanne Baker

Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Re:	Sharecare, Inc.

Form 10-K filed March 31, 2023

File No. 001-39535

Ladies and Gentlemen:

We have reviewed the comment letter dated July 13, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Annual Report on Form 10-K of Sharecare, Inc. (the “Company,” “we,” “our,” or “us”) for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “Form 10-K”). In this letter, we are providing a response to the Staff’s comments. To assist your review, we have included the text of the Staff’s comments below in italicized type followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2022

Non-GAAP Financial Measures, page 52

1.	We note your presentation of Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS and have the following comments:

a)	Please tell us and expand your disclosures to identify the nature of the contracts exited and the nature of the costs incurred to exit such contracts;

b)

You indicate that your non-operating, non-recurring costs primarily represent the settlement of legal obligations, new business opportunities and lease terminations. Describe the legal obligations, new business opportunities and the nature of the leases that were terminated. For each period presented, please tell us and expand your disclosures to (i) quantify the costs related to each of these categories, (ii) address the nature of the costs underlying these categories, and (iii) quantify the material cost components underlying these categories;

c)

You indicate that your reorganizational and severance costs primarily relate to globalizing a portion of the workforce and severance. Separately quantify the costs incurred to globalize the workforce and the severance costs. Tell us and expand your disclosures to identify the nature of the costs underlying both categories and quantify material components; and

d)

Tell us and expand your disclosures to identify the nature of the acquisition-related costs incurred and quantify the material underlying components for each period presented. Please explain why you had acquisition-related costs in 2022.

For each material cost identified in the above bullets, please tell us what consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to exclude these costs from your non-GAAP measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that it has considered the guidance set forth in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as updated December 13, 2022 for each primary cost identified in the Staff’s comment as discussed in each bullet below.

a)

The line item “Net costs associated with exiting contracts” within the Company’s reconciliation of Adjusted EBITDA and Adjusted Net Loss related only to 2022 with a cost of $3.8 million, which represents the negative gross margin (recorded in Revenue and Cost of revenue) of the Company’s Patient Centered Medical Home (PCMH) contract with a single customer recorded in the Consolidated Statement of Operations and Comprehensive Loss. There are no other revenues, costs or charges associated with the contract that have been included in the Consolidated Statement of Operations and Comprehensive Loss or in the reconciling item. The PCMH service involves the Company administering care plans for a health insurance payor customer’s members with chronic conditions, serious illnesses, or complex health care needs. The care plans are administered by care managers, who are registered nurses, in coordination with and in support of the members’ primary care providers. The objective of care plan administration is to manage the chronic condition, serious illness or other complex health care need in an effort to maintain or improve the member’s health, improve their quality of care, and mitigate future costs of care that would result absent the care plan intervention. In 2022, the Company recognized revenue of $7.8 million under the aforementioned contract, which was offset by costs of $11.6 million, consisting primarily of care manager personnel salaries, wages, benefits and the related taxes.

During Q2 2022, the Company made the strategic decision to cease providing PCMH services to its current and all future potential customers as discussed in its year end 2021, Q1 2022, and Q2 2022 earnings calls. Since making this decision, the Company has worked to wind down the care plan service volume and the resources needed to support the contract. At the start of the wind down in June 2022, the Company employed 107 care managers and by June 2023 that number had been reduced to 70 care managers. The Company continues to wind down the contract in a responsible way in light of considerations to patient health, and by September 30, 2023, expects the quarterly impact to the reconciliation of Adjusted EBITDA and Adjusted Net Loss to be immaterial. The Company does not have any other contracts with customers for

PCMH services, and the Company is not seeking to provide PCMH services in their current form to other customers or potential customers. There were no material one-time employee termination benefits charges incurred in connection with winding down the PCMH service offering.

Upon reaching this decision in Q2 2022, the value of the gross margin losses of the PCMH contract were included as an adjustment in arriving at Adjusted EBITDA and Adjusted Net Loss as such losses no longer related to our business strategy. While there have only been gross margin losses associated with this contract since the Company began adjusting for the activity in Q2 2022, had there been any positive gross margins associated with the contract, we would have commensurately reduced such margins from Adjusted EBITDA and Adjusted Net Loss. Because the PCMH gross margin losses are associated with a service that will no longer be offered and is not part of the Company’s business strategy, the Company does not consider them to be normal, recurring, cash operating expenses necessary to operate the Company’s lines of business and services.

Consistent with the information provided above, we will enhance our disclosures in the Non-GAAP Financial Measures section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings to identify the nature of the contract exited, the nature of the costs incurred to exit such contract, and explain the financial statement expense line items to which this adjustment relates. Additionally, in the Components of Our Results of Operations section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings, we will further address the amounts and financial statement line items to which this adjustment relates, based on the magnitude of impact to those specific line items.

Furthermore, we will also provide additional details of the cost components and our rationale as to why we excluded these costs from our non-GAAP measures in consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Additionally, for this category we will change the line item caption to “Net costs associated with exiting a contract” to clarify that this adjustment relates to a singular contract rather than what could have been historically interpreted as pertaining to multiple contracts. Further, we will update our footnotes to the Non-GAAP Financial Measures tables to quantify the costs related to revenue and cost of revenue as shown below, using 2022 as an example.

For 2022, represents revenue of $7.8 million and costs of revenue of $11.6 million.

b)	The amounts recorded for the primary categories within the line item “Non-operating, non-recurring costs” for the years ended 2022, 2021, and 2020 are as follows:

($ in thousands)	2022	2021	2020
Settlement of legal obligations	$3,474	$9,107	$1,765
New business opportunities	$2,581	—	—
Lease terminations	$3,247	—	—
ERP implementation	$1,497	—	—

•

Settlement of legal obligations – The reconciling item Settlement of legal obligations includes various legal and unusual customer matters such as settlement of litigation and vendor financial distress.

•

2022 – Settlement of legal obligations with a cost of $3.5 million was primarily driven by one cost component of $2.4 million which was recorded in cost of revenue in the Consolidated Statement of Operations and Comprehensive Loss and is described below.

•

Financially Distressed Vendor – In early 2022, the Company became aware of the financial difficulties of a vendor. Without financial support from the Company, it became apparent that the vendor’s financial difficulties may result in an interruption of the Company’s service to its customers. Because the Company is committed to providing uninterrupted service to its customers, and to minimizing the risk of such a disruption during the period, the Company began making additional, advance payments to the vendor (beyond those that were due to the vendor in association with the Company’s service delivery to its customers). These additional payments, which were expected to be applied as a credit against any pending and future invoices payable by the Company for future services, were initially recorded as prepaid expenses on the Company’s Consolidated Balance Sheet. Beginning in Q2 2022, the Company determined that the ongoing financial difficulties of the vendor warranted an impairment of the related prepaid assets, and all future payments were recorded directly to expense as they were incurred. The Company ceased procuring services from the vendor in Q2 2023 and subsequent to that period no further amounts were paid. The Company has not historically had, nor does it expect to have in the future, other vendors experiencing financial difficulties that would necessitate similar financial support. Because the costs of the additional payments made to the vendor were incremental to the costs incurred by the Company to deliver service to its customers, the Company does not consider them to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

•	2021 – Settlement of legal obligations with a cost of $9.1 million was primarily driven by two charges:

•

Post-Acquisition Contract Termination – This settlement with a cost of $3.3 million was recorded in “Product and technology” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss and is related to the termination of a contract in connection with integration activities from a prior acquisition. Following the acquisition, the Company determined that the acquired contract was unnecessary for the continued operation of the acquired business due to insourcing by the Company of the applicable services. Therefore, the underlying services of this contract were deemed unnecessary for the Company’s business in the post-acquisition period and the Company took steps to exit the contract. The Company’s exiting of this contract resulted in the counterparty’s claim of breach of contract for alleged non-payment of fees owed in connection with such exit. The Company ultimately resolved this case through legal settlement without admission of liability. Given this settlement related to a contract assumed in an acquisition and exited in connection with integration activities as it was not necessary for the Company’s operations post-acquisition, this settlement does not represent recurring costs for the Company’s operations. The Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

•

Sponsorship agreement settlement – This settlement with a cost of $5.0 million was recorded in “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss and related to the settlement of a threatened legal matter that arose from a change of control provision contained in a sponsorship agreement in connection with the Business Combination (as defined in the Company’s 2022 Form 10-K). This matter had unique facts and circumstances that are not tied to the Company’s operations. Specifically, as previously disclosed in the Company’s Registration Statement on Form S-4 filed in connection with the Business Combination, the contract contained a provision that required payment to the counterparty upon certain qualifying liquidity events such as a change of control. While the Company did not believe the Business Combination trigged the provision, the counterparty disputed this position. In order to resolve the dispute, the Company and the counterparty agreed to settle the matter for $5.0 million. As this dispute was triggered by the Business Combination and the Company received no additional services for this payment, this is a one-time event, and the settlement does not represent a recurring cost for the Company’s operations. The Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

•	2020 Settlement of legal obligations with a cost of $1.8 million. The main driver of the cost component was one settlement:

•

Class action litigation – This obligation with a cost of $0.9 million was recorded in “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss and is related to a class action lawsuit that became the Company’s responsibility from an acquisition. Sharecare’s management team was not in a decision-making or strategic capacity at the time of the circumstances that gave rise to the lawsuit occurred, nor at the time that the lawsuit was filed, all of which occurred prior to Sharecare’s acquisition. In addition, the Company is subject to class action lawsuits infrequently and the facts and circumstances with respect to this particular class action case were unique and not attendant to the Company’s normal and continued business activity. As such, this settlement does not represent recurring legal activities for the Company’s operations. The Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

Additionally, for this category we will change the line item caption to “Settlement of legal and contractual obligations” to clarify the nature of this adjustment to the reconciliation of Adjusted EBITDA and Adjusted Net Loss for future filings.

•

New business opportunities – New business opportunities expense related only to 2022 with a cost of $2.6 million, all of which was recorded in “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss. This expense was driven by the Company’s strategic review process as announced in the Q2 2022 earnings release. The Company announced the decision to conduct a strategic review of its business and various components thereof, including extensive work with financial and other advisers to evaluate all potential options to maximize shareholder value including mergers and acquisitions, divestitures, new lines of business, etc. These costs consisted of fees incurred from consulting firms engaged to conduct a strategic review with respect to the Company’s businesses, including the opportunities for possible substantial shifts in strategy and revised business plans. The strategic review process was completed in 2023 as announced in the Company’s Form 8-K dated May 31, 2023. The Company has never before undertaken a strategic review of this magnitude that encompassed the exploration of all options and opportunities for the business to provide shareholder value. Future strategic reviews would only be undertaken when appropriate and in line with the Company’s and its board of directors’ obligations to shareholders; therefore, such costs are not considered part of the Company’s normal operations and existing business strategy. Given these costs were related to the distinct strategic review process which has now been completed, these costs are non-recurring in nature and do not relate to the Company’s on-going operations. Accordingly, the Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

•

Lease terminations – Lease termination expense related only to 2022 with a cost of $3.2 million and was recorded in “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss. This amount relates to the rent expense of the underutilized portion of the Company’s Franklin, TN office lease. This amount does not include any other termination fees. This location primarily served as the Company’s call center to provide the administration of various programs and services to the Company’s customers, and other administrative corporate functions. COVID-19 eliminated the primary purpose for this office space due to remote work arrangements that were implemented to address the impact on health and safety of our employees while maintaining business operations. The decision to not renew the lease was determined in 2022 and the lease expired early in the first quarter of 2023. Since then, the Company has not entered into, and does not plan to enter into, any leases of similar size due to the strategy of continued remote working. The Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

•

Enterprise resource planning implementation – Enterprise resource planning “ERP” implementation expense related only to 2022 with a cost of $1.5 million and was recorded in “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss. During 2022, the Company began the process to implement a new ERP system. As part of this initiative, consultants have been working with the Company to develop a strategy, identify various system solutions, and comprehensively integrate its ERP system. The system has gone and will go live in phases during 2022 and 2023 (i.e., human capital management, financial accounting and reporting, finance, and forecasting) and is being used across the organization. The Company views this as a transformational undertaking due to the extensive scope and inherent change management involved to transition to a new single-solution ERP system from the disparate legacy systems that are significantly aged, in certain cases. The normal level of spend associated with non-transformative aspects of the Company’s systems is expected to be maintained and these expenses have not been included in reconciling items to arrive at Adjusted EBITDA and Adjusted Net Loss. The costs included in the adjustment consist of incremental internal and third-party costs related to the transformative aspects of the ERP implementation and do not include capitalized costs, depreciation and/or amortization, or costs to support or maintain software applications or systems once they are in productive use. Additionally, the costs included in the adjustment did not qualify for capitalization. The Company will not continue to incur such costs once the ERP system is fully implemented as planned in 2023, and such costs are not expected to recur in the foreseeable future. The Company does not consider these costs to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

The Company believes the above-described costs related to the settlement of legal obligations, new business opportunities and lease terminations are not normal, recurring, cash operating expenses necessary to operate the Company’s business, and therefore are appropriate items for reconciliation as part of the Company’s presentation of Adjusted EBITDA and Adjusted Net Loss. The Company further believes reconciling these items as part of its presentation of Adjusted EBITDA and Adjusted Net Loss provides a more complete understanding of the recurring operations of the business, enhances comparability of current results to prior periods, may be useful for investors to analyze the Company’s financial performance and eliminates the impact of certain items that may obscure trends in the underlying performance of its business.

Consistent with the detailed information provided above for each category, we will enhance our disclosures to the Non-GAAP Financial Measures section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Qs filings to (i) quantify the costs related to each of these categories, (ii) address the nature of the costs underlying these categories, (iii) quantify the material cost components underlying these categories, and (iv) explain the expense line item(s) to which these adjustments relate. To provide additional clarity, we also included, above, a discussion of an additional cost component of the remaining balance of non-operating, non-recurring costs related to the implementation of a new, transformational ERP system. The remaining items comprising the balance of the non-operating, non-recurring costs are individually immaterial and due to their dissimilar nature further aggregation of these items would not be meaningful to the reader. Furthermore, we will also provide additional details about the cost components and our rationale as to why we excluded these costs from our non-GAAP measures in consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Item (i) will be addressed by enhancing our footnotes to the Non-GAAP Financial Measures tables (see example below). Items (ii), (iii), and (iv) will be addressed by enhancing our disclosures for each relevant adjustment to the Non-GAAP Financial Measures section. Additionally, in the Components of Our Results of Operations section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings, we will further address the amount(s) and financial statement line item(s) to which these adjustments relate, based on the magnitude of impact to those specific line items.

Specifically, we will update our footnotes to the Non-GAAP Financial Measures tables to quantify the costs related to the primary categories as shown below, using 2022 as an example.

For 2022, primarily represents costs related to the settlement of legal and contractual obligations of $3.5 million, new business opportunities/strategic review of $2.6 million, lease termination of $3.2 million, and ERP implementation of $1.5 million.

c)

Reorganizational and severance costs are a component of our Globalization Efforts and Cost Savings as described in the Key Factors and Trends Affecting our Operating Performance section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Form 10-K for the Year Ended December 31, 2022. These costs are due to efforts to globalize and centralize the Company’s workforce that will be implemented throughout 2023. For example, personnel in our Product and Technology functions have been historically decentralized. Realization of these cost savings began in the first quarter of 2023 and are expected to increase as we progress throughout the year. The Company has never had a global shared service center and views this as a transformational undertaking that is outside the scope of normal operations. The Company will not continue to incur such costs once the center is operational, which is expected to be near the end of 2023. There was $12.5 million of reorganizational costs and $1.2 million of severance costs as of December 31, 2022. Both underlying components include salary, benefits, equity and bonus compensation, and other employee costs for those personnel who were identified to be terminated. The main distinction between the two categories is that severance costs represent costs of employees for when the required service to the Company has ceased and reorganizational costs represent other employees that have not yet been notified of their termination but will be notified according to the timeline and globalization plans described above. These costs were recorded in “Sales and marketing”, “Product and technology”, and “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss for the years presented based on each employee’s respective job function. Since these costs are part of a specific and unprecedented globalization initiative, the Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

Consistent with the detailed information provided above, we will enhance our disclosures to the Non-GAAP Financial Measures section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings to separately (i) quantify the costs incurred to globalize the workforce and the severance costs, (ii) address the nature of the costs underlying both categories, (iii) quantify the material cost components underlying these categories, and (iv) explain the expense line item(s) to which this adjustment relates. Furthermore, we will also provide additional details of cost components and our rationale as to why we excluded these costs from our non-GAAP measures in consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Item (i) will be addressed by enhancing our footnotes to the Non-GAAP Financial Measures tables (see example below). Items (ii), (iii), and (iv) will be addressed by enhancing our disclosures for each relevant adjustment to the Non-GAAP Financial Measures section. Additionally, in the Components of Our Results of Operations section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings, we will further address the amount(s) and financial statement line item(s) to which these adjustments relate, based on the magnitude of impact to those specific line items.

Specifically, we will update our footnotes to the to the Non-GAAP Financial Measures tables to separately quantify the costs incurred to globalize the workforce and the severance costs as shown below, using 2022 as an example.

For 2022, represents costs related to globalizing the Company’s workforce of $12.5 million and severance of $1.2 million.

d)

2022: Acquisition costs of $5.8 million were recorded in “General and administrative” operating expenses in the Consolidated Statement of Operations and Comprehensive Loss, which was primarily driven by one cost component related to a one-time $4.0 million bonus expense recognized in the year following the acquisition of a business. This bonus charge differs in nature from prior acquisition bonus arrangements and is not consistent with the typical bonus plans for Sharecare employees. Specifically, the agreement was unique in that it was discretionary to the management of the acquiree, and it was paid in cash instead of shares of the Company’s common stock, which has been typical of historical acquisition-related bonus arrangements the Company has offered. Additionally, the Company has not entered into any other bonus agreements of this type or magnitude. The Company will not incur this cost going-forward as there are no longer participants under the bonus plan employed by the Company, thus the cost is nonrecurring in nature. Since these costs are related to a bonus arrangement that is not indicative of our operations, the Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

2021: Acquisition costs of $19.6 million were related to the consummation of the Business Combination with Falcon Capital Acquisition Corp. during 2021. These costs were primarily driven by one cost component of $11.6 million related to one-time bonus payments to certain executives which were recorded in “General and administrative” operating expense in the Consolidated Statement of Operations and

Comprehensive Loss, as disclosed in our 2021 Form 10-K. The remaining costs are primarily comprised of legal and advisory fees associated with the Business Combination that did not meet the criteria to be reflected as a reduction of equity proceeds. Given the Business Combination was a one-time event, these costs are non-recurring in nature.

2020: Acquisition cost of $0.1 million is nominal and would not be considered for further disclosure.

Consistent with the detailed information provided above for each category, we will enhance our disclosures to the Non-GAAP Financial Measures section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings to quantify the material underlying components for each period presented, address the nature of the acquisition-related costs incurred for each period presented, and explain the financial statement line item(s) to which this adjustment relates. Additionally, in the Components of Our Results of Operations section of the Management’s Discussion and Analysis item of our Form 10-K and 10-Q filings, we will further address the amount(s) and financial statement line item(s) to which this adjustment relates, based on the magnitude of impact to those specific line items.

Furthermore, we will also provide additional details of cost components and our rationale as to why we excluded these costs from our non-GAAP measures in consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

2.

We noted little to no discussion of the costs associated with exiting contracts, settlement of legal obligations, costs associated with new business opportunities, lease terminations, reorganizational or severance costs related to globalizing a portion of the workforce and severance within Management’s Discussion and Analysis. Please explain what expense line items these adjustments relate to and tell us how you will revise future discussions to address the material costs incurred in each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment. Explanations of the expense line items to which each of the adjustments relates have been incorporated within our responses to Question 1 above. In future filings, we will enhance our disclosures beyond the historical presentation of footnote disclosures accompanying the non-GAAP financial measures tables and results of operations explanations. Our enhancements will include details about the reconciling item between Net loss and Adjusted EBITDA and between Net loss attributable to Sharecare, Inc. and Adjusted Net Loss titled Net costs associated with exiting contracts, including explaining the nature of the contracts and the costs incurred to exit such contracts. Future enhancements will also include further details of the components of non-operating, non-recurring costs incorporating the information requested in Question 1 to (i) quantify the costs related to each of these categories, (ii) address the nature of the costs underlying these categories, and (iii) quantify the material cost components underlying these categories. We will include the additional above-mentioned information for disclosure of reorganizational and severance costs and acquisition-related costs. This additional detail will be included for any new costs, which are not normal, recurring, cash operating expense, which are added to our non-GAAP measures in future periods. Further, we will enhance the Key Factors and Trends Affecting our Operating Performance section of Management’s Discussion and Analysis with respect to the costs of such activities and add additional disclosure providing information regarding the costs discussed in Question 1 above, as necessary.

Additionally, we will include in the Components of Our Results of Operations, disclosure of the aforementioned reconciling items between Net loss and Adjusted EBITDA and between Net loss attributable to Sharecare, Inc. and Adjusted Net Loss for the purpose of explaining the expense line item(s) to which the adjustments relate. Furthermore, we will also provide additional details of cost components and our rationale as to why we excluded these costs from our non-GAAP measures in consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, within the definitions of non-GAAP measures in the Management Discussion and Analysis section of all future 10-Q filings and 10-K filings.

*        *         *

If you have any questions or require additional information, please do not hesitate to contact me at (404) 671-4000 or jferrero@sharecare.com.

Sincerely,

/s/ Justin Ferrero
Justin Ferrero
President and Chief Financial Officer

cc:	Terence O’Brien, Securities and Exchange Commission

Carrie Ratliff, Chief Legal Officer, Sharecare, Inc.

Michael Blalock, Chief Accounting Officer, Sharecare, Inc.

Keith M. Townsend, King & Spalding LLP

Zack Davis, King & Spalding LLP